Exhibit (F)

CONFIDENTIAL

June 17, 2026

Dear Shareholder:

As a Shareholder (as defined below) in North Haven Private Assets Fund (the “Fund”) you should have received notice of an offer to repurchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund as of March 31, 2026 from shareholders of the Fund (the “Shareholders”) at their net asset value as of June 30, 2026. Share” or “Shares” refers to the shares of beneficial interest of the Fund or portions of Shares, including fractions thereof, as the context requires, that constitute the three classes of Shares that currently are outstanding, designated as Class S, Class D and Class I, that are tendered by Shareholders pursuant to the Offer.

Please be advised that the expiration date for the Offer and the related letter of transmittal (the “Letter of Transmittal”), each dated May 15, 2026, and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Offering Materials”) has been extended to June 23, 2026 at 11:00 p.m., Eastern Time.

For the full Offering Materials, please refer to the materials previously made available to you or the SEC’s website at https://www.sec.gov/Archives/edgar/data/2029010/000110465926061974/tm2614522d1_sctoi.htm.

Please note that all references in the Offering Materials to 11:59 p.m., Eastern Time, June 17, 2026 or the “Offer Expiration Date” are hereby amended to refer to 11:59 p.m., Eastern Time on Tuesday, June 23, 2026. The Offering Materials otherwise remain unchanged. If you have already tendered your Shares and still wish for such Shares to be repurchased, you do not need to take any further action.

If you have any questions, please contact your Financial Intermediary.

Sincerely,

North Haven Private Assets Fund